Exhibit 99.1

2017-01-23

PRESS RELEASE

Oasmia Pharmaceutical Announces Strategic Move to Bolster Efforts for its Veterinary Division

Company intend to move veterinary assets to United States; plans new FDA study

Uppsala, January 23, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced that it plans to move all of the Company’s veterinary assets including Paccal Vet and Doxophos Vet, to the United States for further development and commercialization efforts.

The development of veterinary oncology technologies has been of great significance to Oasmia’s product development over the years and the Company has some of the first products in this segment. The Company possesses two key products within the field of chemotherapy for companion animals for which they own worldwide distribution rights, with exception for Japan:

•	Paccal Vet is a patented formulation of the well-known substance paclitaxel and XR17. There is currently no pharmaceutical Taxol© comparison to Paccal Vet in veterinary medicine. Veterinarians generally use drugs designed for humans by adapting the dosage levels for animals. It has not been feasible to give Taxol© to dogs due to severe adverse effects. Paccal Vet-CA1 has previously received conditional approval from the FDA for the treatment of non resectable stage III, IV or V mammary carcinoma in dogs that have not previously received chemotherapy or radiotherapy and for the treatment of resectable and non resectable squamous cell carcinoma in dogs that have not received previous chemotherapy or radiotherapy in the USA. Furthermore, the product also has MUMS designation for the treatment of non resectable Grade II and III mast cell tumors in dogs that have not received previous therapy except for corticosteroids.

•	Doxophos Vet, a patented formulation of doxorubicin and Oasmia’s patented XR17 technology, is currently under development for the treatment of lymphoma, the most common cancer in dogs. Doxophos Vet has been granted MUMS designation by the FDA for the treatment of lymphoma in dogs. The product candidate is presently in clinical Phase II/dose confirmation trial.

The Company’s key objective within veterinary medicine is to successfully transition the products on a broader scale to a larger number of veterinary clinics.

Prior to this announcement, Paccal Vet-CA1 has been available to a limited number of oncology specialists. Oasmia anticipates that changing the treatment regime by lowering the dose to reduce side effects and improve comfort for companion animals, the product will become far more attractive to veterinarians and pet owners. In order to achieve this goal, the Company has withdrawn its current label which is conditionally approved and plan to initiate a new study confirming the changed dosing regimen. The Company plans a proof of concept/dose intensity study. The clinical program with Doxophos Vet is ongoing, with the expectation to communicate the results from a proof of concept study during the spring of 2017.

In order to provide an ideal environment for Oasmia’s veterinary division to successfully achieve strategic development and collaborations, all rights for Paccal Vet and Doxophos Vet intents to be transferred to the fully owned subsidiary in the United States.

With approximately 42,000 general veterinary practitioners in the United States and 2,500 entering the job force each year, Oasmia has identified tremendous market opportunity for Paccal Vet and Doxophos Vet. Small animal (dog and cat) medicine(s) represent the bulk of the approximately $16 billion market for pet treatment products, a number that has nearly doubled since 2001. By reducing side effects and making the treatment more appealing to general practitioners, Oasmia believes it can garner significant market share as the industry continues to expand.

These strategic changes are expected to be implemented during 2017.

For more information, please contact:

press@oasmia.com

For Media Inquiries:

Eric Fischgrund

eric@fischtankpr.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com   www.nasdaqomxnordic.com   www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.40 CET on January 23, 2017.”

Taxol is copyrighted by Bristol-Myers Squibb